SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

December 31, 2015

VIA DRS FILING

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Koninklijke Ahold N.V.
Draft Registration Statement on Form F-4
Submitted November 20, 2015
CIK No. 0000869425

Dear Ms. Ransom:

On behalf of Koninklijke Ahold N.V., also known as Royal Ahold (“Ahold”), we are writing to respond to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 17, 2015 (the “Comment Letter”), relating to the confidential draft registration statement on Form F-4 submitted to the Staff on November 20, 2015 (the “Draft Registration Statement”), which includes a preliminary prospectus (the “Prospectus”). We have also revised the Draft Registration Statement in response to the Staff’s comments and are submitting concurrently with this letter and on a confidential basis an amendment to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions in response to the Comment Letter and general updates. We are also providing courtesy hard copies of Amendment No. 1, including a version of Amendment No. 1 marked to reflect changes to the Draft Registration Statement, and this letter, to you.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have reproduced the text of the Staff’s comments in bold below and provided Ahold’s responses below each comment.

As a result of changes to the Draft Registration Statement, some page references in Amendment No. 1 have changed from those in the Draft Registration Statement as originally submitted. The page references in the Comment Letter refer to page numbers in the Draft Registration Statement as initially submitted, while the page numbers in Ahold’s responses refer to page numbers in Amendment No. 1.

In addition to the responses to the Staff’s comments, Amendment No. 1 includes other changes that are intended to update the information contained in the Draft Registration Statement and the Prospectus. The responses and information below are based upon information provided to us by Ahold and Delhaize Group NV/SA (“Delhaize”).

Effect of the Merger on Delhaize Ordinary Shares and Delhaize ADS, page 2

1.	Here and throughout your prospectus, please discuss the timing considerations of the Delhaize ADS holders’ election. For example, please disclose when the letter of transmittal will be delivered and the latest date before which the election must be made.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on pages 3, 4, 5, 63 and 64.

Shareholder Approvals, page 5

2.	Here and in appropriate places throughout the prospectus, please clarify what you mean when you state that an absolute majority of the votes cast at the Ahold EGM is needed to adopt the Ahold required resolutions.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on pages 7, 95, 199, 202, 235, 270, 272, 273, 276 and 277.

Selected Historical Consolidated Financial Data of Ahold, page 14

3.	Please tell us how you have met the requirement of Item 3.A.2 of Form 20-F to disclose both net assets and capital stock.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on page 17 to add line items for current assets and share capital in the first table under “Selected Historical Consolidated Financial Data of Ahold” beginning on page 16. Ahold disclosed “Equity attributable to holders of ordinary shares” which is equivalent to net assets.

Comparative Historical and Pro Forma Per Share Information

Ahold Per Ordinary Share/ADS Data, page 22

4.	Please refer to your calculation of shareholders’ equity per ordinary share/ADS and the related footnote 5. Please provide a similar footnote for the pro forma condensed combined number that explains the number of shares used in the denominator of this calculation.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on pages 24 and 25.

Delhaize Per Ordinary Share/ADS Data, page 23

5.	Please show us in your response the calculation for Delhaize pro forma combined equivalent basic and diluted earnings from continuing operations per ADS as of December 31, 2014.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on page 26 to include additional footnotes explaining how the applicable amounts were calculated.

6.	Please tell us why footnote 2 to Delhaize’s data uses the exchange rates in place at each period end while footnote 2 to Ahold’s data uses the average exchange rates for each financial period.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on pages 24 and 26 to calculate the basic and diluted earnings from continuing operations per share/ADS amounts for Delhaize by using average exchange rates and the shareholders’ equity per share/ADS amounts using the exchange rate as of the end of the applicable financial period, which are the same methods used for the comparable Ahold numbers. The cash dividend per share/ADS amounts have been calculated by using the exchange rates on the applicable dividend payment date.

Comparative Per Share Market Information, Exchange Rates, Dividends and Share Capital Information

Dividends, page 29

7.	We note your pay-out ratio is based on adjusted income from continuing operations. Please define this measure and describe the adjustments made to income from continuing operations.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on pages 32 and 161 to define adjusted income from continuing operations and to provide a reconciliation to income from continuing operations.

Risk Factors

Risks Relating to the Ownership of the Combined Company’s Ordinary Shares . . . ,

Provisions in the Ahold Foundation call option could discourage. . . , page 39

8.	Please disclose that the cumulative preferred shares to be issued in the event the Ahold Foundation exercises its option are entitled to 50,000 votes per share.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on page 42.

Risks Related to the Business of the Combined Company

Increases in interest rates and/or a downgrade of the combined company’s. . . , page 46

9.	We note your disclosure on page 44 that the combined company would have, on a pro forma basis, €3,986 million worth of debt outstanding as of July 12, 2015. In the appropriate places throughout the prospectus, please disclose the amount of such debt that is variable rate debt.

Response: Ahold has revised the disclosure in Amendment No. 1 on pages 47 and 50 to disclose the combined company’s pro forma gross interest bearing debt with variable interest rates.

The combined company’s operations will be dependent on information. . . , page 53

10.	Please disclose whether your information systems have previously been attacked to properly put this risk into context. Please see CF Disclosure Guidance: Topic No. 2 available on our website.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on pages 56 and 57.

The Merger

Background of the Merger, page 59

11.	Please discuss the “strategic alternatives” that were reviewed by Delhaize’s board on March 2, 2015. Further, please also discuss the changes in Delhaize’s circumstances that lead its board to be supportive of a possible business combination with Ahold in 2015 after declining Ahold’s invitation to do so in 2013. Explain whether other strategic alternatives were considered by Delhaize’s Board.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on page 65.

12.	Please tell us what consideration you gave to disclosing and quantifying any alternative exchange ratios or governance structures discussed between the parties and why each such alternative was deemed inferior to the final ratio and structure. In this regard we note your disclosure on page 62 that between June 16 and June 21, 2015 Ahold and Delhaize discussed the exchange ratio at least two times before agreeing on the final exchange ratio on June 22, 2015.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on pages 68 and 69. Until June 13, 2015, the discussions regarding valuation, the exchange ratio and the resulting pro forma ownership of the combined company had not significantly progressed since commencement of Ahold’s and Delhaize’s preliminary discussions because, among other reasons, the respective perspectives of Ahold and Delhaize regarding valuation, the exchange ratio and the resulting pro forma ownership of the combined company reflected different assumptions and methodologies. Ahold does not believe that, in light of the negotiation process until June 13, 2015 and in the context of a stock-for-stock business combination transaction that was structured as a “merger of equals” and not as a sale or acquisition of either company, disclosure of alternative exchange ratios that Ahold and Delhaize discussed before that date would be either material or meaningful to investors. In addition, on April 12, 2015 the parties had already discussed that the transaction could only be structured as a “merger of equals,” which would also have to be reflected in the initial composition and set-up of the combined company’s governing bodies and other management positions. While the combined company’s supervisory board and management board would initially be composed of a substantially equal number of individuals originating from Ahold and Delhaize, who would have the right combination of capabilities and experience, on June 13, 2015 Ahold and Delhaize continued to have different views regarding certain aspects of the proposed management structure to ensure a successful integration of both companies and to achieve the expected benefits and synergies from the proposed business combination, including with respect to certain officer and other management positions, the scope of responsibilities of such officer and management positions and the reporting system within the proposed management structure. Ahold does not believe that the different perspective of each of Ahold and Delhaize regarding certain governance aspects was “inferior” or “superior” to that of the other party and that disclosure of these differences would provide investors meaningfully additional information.

Ahold’s Reasons for the Merger, page 63

13.	Here or in an appropriate place in your prospectus where you discuss the value of the fixed exchange ratio as of the date of execution of the merger agreement, please quantify this amount.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on the cover page of the Prospectus and pages 34, 68, 69, 71 and 73.

Opinions of Delhaize’s Financial Advisors, page 72

14.	Please quantify the fees that Deutsche Bank and BofA Merrill Lynch will receive for their roles as financial advisors to Delhaize. Further, please quantify the amount and percentage of the fees that will be paid only if the merger is successfully consummated.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on pages 81 and 84.

The Merger Agreement, page 93

15.	Please revise this discussion to elaborate upon the treatment of fractional shares. For example, please discuss whether the intermediary, in its sole discretion, will determine when, how, and through which broker-dealers and at what price to sell the aggregated fractional shares, as well as the exchange rate related to the cash payment owners of fractional shares will receive.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on pages 4 and 64.

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Presentation, page 119

16.	You state on page 120 that no pro forma adjustment has been made for the difference in the number of days in the half year periods as the information is not publicly available to you. Please tell us in detail why you made this statement and how you considered disclosing whether adjusting Delhaize’s interim financial statements to comprise the same number of days as your interim financial statements would result in a material difference in the figures or trends seen in the pro forma financial statements. In this regard, we note that section 8.7 of your merger agreement requires Delhaize to provide you with any information which may be reasonably requested in order to effectuate the preparation and filing of the Prospectus and the Registration Statement. It appears that you could obtain enough information about Delhaize’s financial condition and results during the first two weeks of its third quarter to reach a conclusion as to whether inclusion of such additional time period would result in materially different pro forma financial statement figures or trends.

Response: In response to the Comment Letter, Delhaize has provided the necessary information, and Ahold has revised the disclosure in Amendment No. 1 on page 126 to include a pro forma adjustment as described in Note 2A to account for the difference in the number of days in the financial half years of Ahold and Delhaize ended July 12, 2015 and June 30, 2015, respectively.

Note 1 – Merger with Delhaize, page 125

17.	We note that you have used the number of Delhaize shares and EU equity awards outstanding at June 30, 2015 to determine the purchase consideration for the unaudited pro forma financial statements. Please explain to us why you believe that is an appropriate date as opposed to a more current date. Please also tell us if you plan to update this calculation in subsequent amendments.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on page 131 to calculate the estimated purchase price consideration based on the closing price of Ahold ordinary shares on December 16, 2015 and the number of Delhaize ordinary shares and Delhaize’s EU equity awards outstanding as of December 16, 2015, and Ahold will update this calculation in connection with subsequent submissions and filings of the registration statement.

18.	Your discussion of the treatment of Delhaize equity awards on pages 118-119 indicates that all US equity awards will be settled in cash. If these US equity awards will be settled by Delhaize prior to the consummation of the merger, please provide a pro forma adjustment to Delhaize’s balance sheet reflecting this cash settlement and a pro forma footnote explaining this adjustment, or explain to us in detail why such pro forma adjustment is not consistent with the guidance concerning pro forma balance sheet adjustments contained in Rule 11-02(b)(6) of Regulation S-X. Alternatively, if these US equity awards will be settled with cash provided by Ahold, please tell us why this cash payment is not part of the purchase consideration.

Response: In response to the Comment Letter, Ahold respectfully informs the Staff that the adjustment is included in the Draft Registration Statement under Note 3(q) against other current liabilities as this plan will be settled by Delhaize prior to the closing of the merger. The liability forms part of the net assets acquired. The cash payout will occur after the closing date. In response to the Comment Letter, the pro forma adjustment in Note 3(q) has been revised in Amendment No. 1 to clarify that the cash payout will occur only after the closing date and to update the calculation of the liability as of July 12, 2015 with the number of Delhaize US options and Delhaize US PSUs/RSUs outstanding as of December 16, 2015.

Note 2 – Reclassification of Delhaize’s Historical Financial Information, page 127

19.	We note the adjustments in this pro forma footnote to align Delhaize’s accounting policies with your accounting policies. Please provide us in your response with a more detailed explanation of each of the differences that you identified. Also tell us if any of the identified differences were due to an error in Delhaize’s prior presentation or if all of the differences represent accounting policy elections under IFRS.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on pages 126 and 133 to clarify the nature of reclassifications.

Ahold uses balance sheet and income statement captions that are named differently from those used by Delhaize. For example, Ahold uses investment in joint ventures and associates, while Delhaize uses investments accounted for using the equity method. This type of reclassifications of balance sheet captions relates to balance sheet reclassifications (iii), (iv), (v), (viii), (ix), (x), (xiii), (xiv), (xv), (xvii) and (xviii) and income statement reclassifications (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x) and (xi) in Note 2.

Ahold has separate balance sheet captions for income tax and post-employment benefits, while Delhaize does not show these balances separately on its balance sheet. This type of reclassifications relates to balance sheet reclassifications (vi), (xii), (xvi) and (xx) in Note 2.

In addition, in some instances Ahold has used a classification for certain balances that form a part of a balance sheet or income statement caption that is different from the classification used by Delhaize, and reclassifications were made to be consistent with Ahold’s classification of similar items. This type of reclassifications relates to balance sheet reclassifications (i), (ii), (vii), (xi), (xix), (xxi) and (xxii) and income statement reclassification (i) in Note 2.

All these classifications meet the presentation requirements under IFRS, and the reclassifications are necessary to make the presentations consistent. None of the reclassifications were due to an error in Delhaize’s prior presentation.

Note 3 – Pro Forma Adjustments, page 132

20.	We note in adjustment 3(c) that the preliminary fair value of your software intangible asset is deemed to approximate the current carrying value. Please explain to us in more detail why fair value approximates carrying value.

Response: In response to the Comment Letter, Ahold respectfully advises the Staff that the net book value (NBV) has been used as a proxy for the replacement cost of software. The replacement cost approach is commonly used for determining the fair value of software that is used internally (i.e. not licensed to a third party). This approach is based upon the principle that an average market participant would not pay more for an asset than the cost to recreate it or to reproduce an asset of similar utility. For software, this approach requires an estimate of the cost to reproduce the existing software and an adjustment for the decline in utility (e.g., due to technological obsolescence). NBV is therefore considered to be a reasonable proxy, provided that the cost of software has been appropriately capitalized and the amortization period is reasonable. To satisfy these requirements, a number of procedures were undertaken to determine the fair value of Delhaize’s software, including a review of capitalization and amortization policies, the controls in place in relation to software capitalization and software registers, the nature of key software assets and the ageing/remaining useful life profile of its software portfolio. Based on these procedures, Ahold was satisfied that the NBV of €247 million represents a reasonable basis for estimating the replacement cost value, and accordingly a reasonable basis for estimating the fair value of the software.

21.	We note in adjustment 3(d) that even though the fair values of furnishings, machinery and equipment and others increased, the adjustment to depreciation expense is negative. Please explain to us why depreciation expense will decrease, including whether you changed the estimated useful lives of these assets.

Response: In response to the Comment Letter, Ahold respectfully informs the Staff that the fair value analysis of furnishings, machinery and equipment and others was based on a cost approach. This work included an ageing analysis, discussions with Delhaize’s management regarding the condition of assets, and comparing the results of this analysis to Ahold’s accounting estimates in relation to useful lives and industry benchmarks for typical asset lives for each fixed asset category. Typical industry benchmarks for the estimate of useful lives of similar furnishings, machinery and equipment range between two to twenty years. While Delhaize’s current assessment of useful lives is within the industry benchmark range, Ahold and its advisors have formed a view on the remaining useful lives based on their own experience of running a retail business. As part of the process of revaluing fixed asset balances under IFRS 3, the remaining useful economic lives for each asset type were estimated based on this analysis. This resulted in longer useful economic lives being applied to certain assets, especially those with relatively short remaining useful lives, than currently being applied by Delhaize for accounting purposes. This results in a lower annual depreciation expense for these assets. The useful lives applied are consistent with Ahold’s own accounting estimates.

22.	Please confirm our assumption, if true, that there will be no significant changes, either recurring or nonrecurring, to compensation as a result of consummating this merger. If our assumption is not correct, please tell us how you considered presenting a narrative discussion or pro forma adjustments to address this change. Refer to Rules 11-02(b)(5) and (b)(6) of Regulation S-X.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on page 142. Ahold does not expect the merger to result in significant changes to compensation. With respect to the combined company’s management board, the form and amount of the remuneration to be paid to individual members will be determined in accordance with the combined company’s remuneration policy, which will be submitted for approval at Ahold’s general meeting of shareholders and will be reviewed annually thereafter. The overall change to compensation as a result of the proposed change to the remuneration policy of the management board is not expected to be significant, and therefore no pro forma adjustment has been recorded. Upon closing of the merger, a one-time recognition award will be granted to eligible employees. The recognition award will consist of shares of the combined company which will vest over a period of twenty-four months. Vesting will be contingent upon the realization of key performance indicators to be set before the closing and continued service by the relevant individual. Subject to these conditions, vesting will occur in two installments of 50% each of the granted performance shares. The first installment will vest twelve months after the date of grant and the second installment will vest twenty-four months after the date of grant. A pro forma adjustment has been made in Note 3(t) to account for the costs of this grant.

Information About Ahold, page 138

23.	We note your statement here that Ahold’s brands are “leaders in their markets”, as well as similar statements regarding the relative strength of your market position throughout your prospectus, for example: “Peapod, the leading online grocery shopping and delivery service in the United States…” on page 141; “Stop & Shop… today is a leading supermarket brand in the north-eastern United States” on page 141; and “Etos is on the of the largest drugstore chains in the Netherlands…” on page 143.

Please provide support for these statements comparing your brands to your competitors.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on pages 146, 147, 149 and 158 to remove such statements.

Management’s Discussion and Analysis of Financial Condition. . .

Key Performance Indicators, page 153

24.	We note your disclosure that the number of stores and number of employees are key performance indicators used by your management. Please revise your disclosure to provide your investors with additional guidance on how these metrics should be interpreted vis-à-vis your financial statements, including better explaining how management uses these metrics. In particular, since we assume company-owned stores and franchised stores have different impacts on your results of operations and cash flows, it is unclear from your current disclosures both here and within your analysis of results at the segment level why this combined number of stores would be meaningful or relevant to your investors. Alternatively, if these metrics have no direct relationship to your financial statements and you believe they are meaningful to your investors for non-financial reasons, please clearly state as such.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on pages 159, 176, 177, 179, 180, 181 and 182 to remove references to the number of stores and number of employees because these metrics have no direct relationship to Ahold’s financial statements. References to the number of stores and the number of employees are included in the section “Information About Ahold” because Ahold believes this information is meaningful for investors for non-financial reasons.

25.	Please revise footnote 2 on page 153 to quantify the number of franchise stores included in your key performance indicator. Also apply this comment to your disclosure of the number of stores within your analysis of results at the segment level and within your Selected Historical Consolidated Financial Data.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 in the section “Management’s Discussion and Analysis of Financial

Condition and Results of Operations of Ahold—Key Performance Indicators” to remove the references to the number of stores and employees in the tables on pages 159 176, 177, 179, 180, 181 and 182 and to revise footnote 10 in the section “Selected Historical Consolidated Financial Data of Ahold” on page 19 to quantify the number of franchise stores.

Results of Operations, page 158

26.	To the extent material, please discuss any differences between your own-branded products and those that are third party branded. For example, please discuss any material differences between the margins earned on each product and any resulting impacts on your gross profits.

Response: In response to the Comment Letter, Ahold respectfully informs the Staff that all three Ahold reporting segments include four distinctive own-brand labels. Each own-brand label includes a wide range of products designed to meet the needs of specific types of customers. The four own-brand labels include a value-focused label, an organic label, an unnamed icon label as a reference for A-brands and a premium label. As disclosed in the Draft Registration Statement, Ahold’s own brands are an important part of its strategy because they enable Ahold to provide a more relevant assortment of products in different price ranges, develop new and innovative alternatives and build consumer loyalty. In general, own-brand offerings have a higher gross margin than similarly positioned products of third party brands. Ahold does not internally monitor margins earned on a product or brand level on a consolidated level. Ahold respectfully advises the Staff that estimates on the profitability on a per-product or category level constitutes proprietary and competitively sensitive information, which Ahold does not disclose.

Segment Results

Ahold USA, page 170

27.	Please provide the online growth rate for Ahold USA’s Peapod service during H1 2015 and the financial year 2014.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on page 176 and 177.

Liquidity and Capital Resources

H1 2015 Compared to H1 2014

Capital Expenditures, page 180

28.	We note your disclosure that you expect 2015 capital expenditures to be around €900 million. To the extent possible, please discuss the areas where these amounts will be spent.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on page 186.

Material Tax Considerations, page 280

29.	Because your counsels are using a short-form tax opinion, revise this section to state that the discussions constitute counsel’s opinion and revise counsel’s opinions to confirm that the discussion in the prospectus under this subheading constitutes their opinion.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on pages 290, 293, 295 and 300, and Ahold has filed revised forms of opinions as Exhibits 8.1 and 8.2 with Amendment No. 1.

Material Belgian Income Tax Considerations. . . , page 290

30.	Revise your discussion here to address the ruling that you have sought from the Belgian Ruling Commission confirming that capital repayments will be treated as qualifying repayments of capital for Belgian income tax purposes for shareholders of the combined company who are Belgian tax residents.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on page 302.

Where You Can Find More Information, page 299

31.	If you wish to incorporate by reference any Exchange Act reports filed by Delhaize during the period prior to the effectiveness of this registration statement, revise your disclosure in this section to state that any applicable filings made after the date of the initial registration statement and prior to effectiveness of this registration statement will be deemed incorporated by reference. Please see Compliance and Disclosure Interpretations - Securities Act Forms Question 123.05, which is available on our website. Please also incorporate by reference the 6-K filed on November 17, 2015.

Response: In response to the Comment Letter, Ahold has revised the disclosure in Amendment No. 1 on page 310.

Consolidated Financial Statements of Ahold

Notes to the Consolidated Financial Statements

Note 3 – Significant Accounting Policies Net

Sales, page FIN-11

32.	We note your discussion of revenue recognition related to gift cards and gift certificates and related to your loyalty programs. Please tell us where in your Consolidated Income Statements you classify income from breakage and briefly describe to us your accounting policy for recognizing such income. Please also quantify such breakage income for us to assist us in understanding how you concluded these matters did not need to be disclosed in your footnotes.

Response: In response to the Comment Letter, Ahold respectfully advises the Staff that breakage from gift cards and gift certificates and related to Ahold’s loyalty programs is presented as net sales. Ahold’s accounting policy for recognizing breakage is to recognize it as income when Ahold no longer believes that customers will claim their right to the funds on deposit under the gift cards or gift certificates or that customers will not redeem their accumulated points earned under the loyalty programs.

For gift cards and gift certificates, Ahold estimates breakage using historical non-redemption rates and, when escheatment is not mandatory, this percentage is recognized as income at the time the gift card and gift certificates are sold. The historical non-redemption rates are calculated based on gift cards and gift certificates that have remained unredeemed for more than one year. Based on these rates, Ahold has recognized breakage of €2 million or 0.01% of sales during its financial year ended December 28, 2014, which Ahold does not consider material.

For its loyalty programs, Ahold defers a portion of each sale as points are earned by customers and recognizes the income as points are redeemed. Ahold’s loyalty programs typically do not extend beyond three months. Unredeemed points are fully recognized as income at the expiration of each program and relate to initial sales made to customers during the term of the program. Ahold does not believe that the value of unredeemed points is material.

Note 6 – Segment Reporting, page FIN-30

33.	We note your disclosure that Ahold’s retail operations are presented in three reportable segments, Ahold USA, The Netherlands and Czech Republic. We also note your disclosure at the top of page FIN-31 where you appear to present the brands or divisions that are included in each reportable segment. Please tell us if these brands or divisions are operating segments that have been aggregated into the three reportable segments. If so, please also tell us in reasonable detail how they meet the criteria for aggregation. As part of your response, please tell us which of these divisions contain franchised stores. If you concluded it was appropriate to aggregate divisions that contain franchised stores with divisions that do not contain franchised stores, please tell us why.

Response: In response to the Comment Letter, Ahold respectfully informs the Staff that Ahold’s operating segments have been defined according to paragraphs 5 through 10 of IFRS 8 based on the information internally reviewed by the Chief Operating Decision Maker (CODM), which, in Ahold’s case, is its management board. Ahold has defined the following segments:

Reportable Segments	Operating Segments
United States	Stop & Shop New England, Stop & Shop New York Metro, Giant Landover, Giant Carlisle and Peapod

The Netherlands	Albert Heijn (including Belgium and Germany), Etos, Gall & Gall and bol.com

Czech Republic	Albert

Other Retail	Unconsolidated joint venture JMR

Ahold has considered the criteria in paragraph 12 of IFRS 8 to aggregate the operating segments into reportable segments. These criteria are comprised of assessing the similarity of product offering, the customer base, the product distribution model, the economic environment as well as the similarity of long term trends in key performance indicators such as gross margin, operating margin and (identical) sales growth.

In this respect, Ahold has considered the following:

•	Within each reportable segment, Ahold runs the same retail business model and serves the same type or class of customers in an omni-channel distribution format.

•	Regarding Ahold’s determination of economic similarity, all key metrics, gross margin, operating margin and (identical) sales growth, were considered together, and no one key metric was relied upon in the determination.

•	Ahold’s reportable segments align with and reflect how Ahold manages its retail operations in different geographies and markets.

•	The operating segments being aggregated are within a single organizational and management structure.

The only reportable segment with franchised stores is The Netherlands. Each of Ahold’s retail businesses in the Netherlands (Albert Heijn, Etos and Gall & Gall) include franchised store operations as well as own store operations and online retail operations. Ahold’s CODM does not receive discrete financial information for franchised store operations in the Netherlands.

Note 20 – Equity Attributable to Common Shareholders, page FIN-47

34.	We note your disclosures on page FIN-49 concerning the Option Agreement with SAC or the Ahold Foundation and have the following comments:

•	Please explain to us in Plain English the terms of this Option Agreement and the circumstances under which it can be exercised.

Response: In March 1989, Ahold and Stichting Ahold Continuïteit (referred to in the Prospectus as the Ahold Foundation) entered into an option agreement, which was last amended and restated on December 15, 2003, pursuant to which the Ahold Foundation has the right to acquire from Ahold (which is referred to in the Prospectus as the Ahold Foundation call option), at any time and from time to time, up to that number of Ahold cumulative preferred shares with a nominal value of €500 per share the total nominal value of which must not be greater than the excess (if any) of (i) total nominal value of all Ahold ordinary shares and all Ahold cumulative preferred financing shares, in each case, that are issued and outstanding at the time the Ahold Foundation exercises the Ahold Foundation call option over (ii) the total nominal value of any Ahold cumulative preferred shares held by the Ahold Foundation at the time it exercises the Ahold Foundation call option. As of November 30, 2015, the total nominal value of the issued and outstanding Ahold ordinary shares and the Ahold cumulative preferred financing shares was approximately €11 million. If the Ahold Foundation had exercised its option on November 30, 2015, it could have acquired approximately 21,737 Ahold cumulative preferred shares. Upon exercise of the Ahold Foundation call option and issuance of the Ahold cumulative preferred shares, each Ahold cumulative preferred share would give the Ahold Foundation the right to 50,000 votes, which would have given the Ahold Foundation a total of approximately 1.1 billion votes had it exercised its option on November 30, 2015. The exercise of the Ahold Foundation call option and the issuance of Ahold cumulative preferred shares would, as a result, cause a substantial dilution of the voting power of any holder of Ahold ordinary shares or Ahold cumulative preferred financing shares.

The issuance of the Ahold cumulative preferred shares may have the effect of preventing, discouraging or delaying an unsolicited attempt to achieve a change of control or management and may enhance the ability of the Ahold boards to review and consider any proposals or actions of a bidder and/or any alternative course of action.

The Ahold Foundation is an entity that is independent from Ahold with its own independent directors and advisers and will determine, in its sole discretion, subject to the limits set by its governing documents and applicable Dutch law, whether or not to exercise the Ahold Foundation call option and any resulting voting power. In addition, a foundation does not have, under Dutch law, a capital divided into shares, and, as a result, the Ahold Foundation does not have any shareholders. The Ahold Foundation’s governing documents provide that the Ahold Foundation call option and the Ahold Foundation’s resulting voting power will be exercised solely to further the Ahold Foundation’s limited, protective purpose. This limited, protective purpose is set forth in the Ahold Foundation’s governing documents, which state that the Ahold Foundation shall safeguard the interests of Ahold and all its stakeholders and to resist, to the best of its ability, influences that might conflict with those interests by affecting Ahold’s continuity, independence or identity.

•	Given your disclosure on page 228 that the Ahold Foundation is an independent entity, please explain to us why the Ahold Foundation has not already exercised this option.

Response: Ahold respectfully informs the Staff that the Ahold Foundation’s independent board of directors determines in its sole discretion, acting reasonably and within the limits set by the Ahold Foundation’s governing documents (as described above) and Dutch law, whether or not it perceives that such a threat exists and, if so, whether or not it is required to act by exercising the Ahold Foundation call option and by voting (or not voting) the Ahold cumulative preferred shares.

Although the Ahold Foundation will, subject to the limitations set forth in its governing documents (including the limited protective purpose of the Ahold Foundation to safeguard the interests of Ahold and all its stakeholders and to resist, to the best of its ability, influences that might conflict with those interests by affecting Ahold’s continuity, independence or identity) and Dutch law, make its own, independent determination, Ahold does not believe that the proposed business combination transaction with Delhaize gives rise to circumstances that would require the Ahold Foundation to exercise the Ahold Foundation call option.

•	Also provide us with your analysis of the applicable accounting under IFRS for this call option.

Response: Under IFRS, the Ahold cumulative preferred shares are accounted for as a financial liability, since dividend payments are not at the discretion of Ahold. When issued, the Ahold cumulative preferred shares will be recorded at amortized cost. The Ahold Foundation call option qualifies as a derivative under IAS 39. The option conditions are not substantive and are negligible for accounting purposes for the following reasons:

•	The Ahold Foundation call option was granted for no consideration and the exercise of the Ahold Foundation call option will result in the issuance of a financial liability at market conditions. This is because dividends on the paid up Ahold cumulative preferred shares are derived from variable rates as set by the European Central Bank.

•	The exercise of the Ahold Foundation call option would result in the issuance of shares of Ahold in exchange for cash (25% of the full nominal value of the issued Ahold cumulative preferred shares) and a receivable from the Ahold Foundation (75% of the full nominal value of the issued Ahold cumulative preferred shares).

•	The Ahold Foundation call option does not represent a material value as meant in IAS 1, paragraph 31. As of December 28, 2014, the total nominal value of issued and outstanding Ahold ordinary shares and Ahold cumulative preferred financing shares amounted to €11 million, which would represent the total value of the Ahold cumulative preferred shares to be issued. Ahold does not believe that the intrinsic financial value of the Ahold Foundation call option is significant.

•	The likelihood that the Ahold Foundation call option will be exercised is considered to be remote because the Ahold Foundation can only exercise the option to safeguard the interest of Ahold and all stakeholders to resist influences that might conflict with Ahold’s continuity, independence or identity.

•	In the event that the Ahold Foundation call option is exercised, Ahold believes that the Ahold cumulative preferred shares will be outstanding for only a relatively short period after their issuance. Pursuant to Dutch law, the Ahold cumulative preferred shares will not be outstanding for more than two years.

•	As of July 12, 2015 and December 28, 2014, no Ahold cumulative preferred shares were issued and outstanding.

The Ahold Foundation call option therefore has not been accounted for and disclosed under IFRS.

*    *    *    *    *    *

We thank you for your assistance in this matter. Please feel free to contact Alan M. Klein ((212) 455-3188; aklein@stblaw.com) with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Alan M. Klein
Alan M. Klein

Cc:	Jan Ernst de Groot, Chief Legal Officer

Koninklijke Ahold N.V.